FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 00142)

2004 Annual Results – Audited

FINANCIAL HIGHLIGHTS

- Profit attributable to ordinary shareholders increased by 81.5 per cent to US$134.5 million (HK$1,049.1 million) from US$74.1 million (HK$578.0 million).
- Turnover decreased by 5.0 per cent to US$2,054.6 million (HK$16,025.9 million) from US$2,161.8 million (HK$16,862.0 million), principally reflecting the effect of rupiah depreciation.
- Excluding the effects of foreign exchange losses and non-recurring gains, recurring profit increased by 57.3 per cent to US$127.4 million (HK$993.7 million) from US$81.0 million (HK$631.8 million).
- Basic earnings per share increased by 81.1 per cent to U.S. 4.22 cents (HK32.92 cents) from U.S. 2.33 cents (HK18.17 cents).
- Shareholders' equity increased by nearly 5 times to US$294.6 million (HK$2,297.9 million) at 31 December 2004 from US$51.1 million (HK$398.6 million) at 31 December 2003, reflecting principally the profit for the year and the net effect of restating the exchange and goodwill reserves of US$129.7 million (HK$1,011.7 million) as a result of the disposal of Escotel.
- Consolidated gearing ratio improved to 1.29 times at 31 December 2004, compared with 2.12 times at 31 December 2003.
- The Directors do not recommend the payment of a final dividend for 2004 (2003: Nil).

CONSOLIDATED PROFIT AND LOSS STATEMENT

For the year ended 31 December	2004 US$m	2003 (Restated)[(i)] US$m	2004* HK$m	2003* (Restated)[(i)] HK$m
Turnover – Note 2	2,054.6	2,161.8	16,025.9	16,862.0
Cost of sales	(1,536.1)	(1,657.1)	(11,981.6)	(12,925.3)
Gross profit	518.5	504.7	4,044.3	3,936.7
Gain/(loss) on disposal of a discontinued operation, divestments and dilutions, net	25.1	(3.2)	195.8	(25.0)
Distribution costs	(172.2)	(172.3)	(1,343.2)	(1,343.9)
Administrative expenses	(121.5)	(138.1)	(947.7)	(1,077.2)
Other operating (expenses)/income, net	(20.3)	29.9	(158.3)	233.2
Operating profit – Note 3	229.6	221.0	1,790.9	1,723.8
Share of profits less losses of associated companies	118.6	65.0	925.1	507.0
Net borrowing costs – Note 4	(111.9)	(115.8)	(872.8)	(903.2)
Profit before taxation	236.3	170.2	1,843.2	1,327.6
Taxation – Note 5	(57.3)	(35.2)	(447.0)	(274.6)
Profit after taxation	179.0	135.0	1,396.2	1,053.0
Outside interests	(44.5)	(60.9)	(347.1)	(475.0)
Profit attributable to ordinary shareholders – Note 6	134.5	74.1	1,049.1	578.0

Earnings per share – Note 7	2004 US¢	2003 US¢	2004* HK¢	2003* HK¢
Basic	4.22	2.33	32.92	18.17
Diluted	4.21	N/A	32.84	N/A

N/A Not applicable
(i) Refer to Note 10

CONSOLIDATED BALANCE SHEET

At 31 December	2004 US$m	2003 (Restated)[(i)] US$m	2004* HK$m	2003* (Restated)[(i)] HK$m
Non-current assets				
Property and equipment	664.4	699.3	5,182.3	5,454.5
Plantations	147.4	160.0	1,149.7	1,248.0
Associated companies	234.9	8.0	1,832.2	62.4
Long-term receivables and prepayments	269.2	248.0	2,099.8	1,934.4
Goodwill	36.5	18.3	284.7	142.7
Deferred tax assets	5.8	7.5	45.2	58.5
Restricted cash	4.7	4.7	36.7	36.7
	1,362.9	1,145.8	10,630.6	8,937.2
Current assets				
Cash and cash equivalents	186.6	233.3	1,455.5	1,819.7
Restricted cash and pledged deposits	4.5	17.6	35.1	137.3
Short-term investments	32.9	77.0	256.6	600.6
Accounts receivable, other receivables and prepayments – Note 8	360.0	430.2	2,808.0	3,355.6
Inventories	281.4	309.6	2,194.9	2,414.9
	865.4	1,067.7	6,750.1	8,328.1
Current liabilities				
Accounts payable, other payables and accruals – Note 9	282.4	379.9	2,202.7	2,963.2
Short-term borrowings	288.9	207.4	2,253.4	1,617.7
Provision for taxation	26.2	36.8	204.4	287.1
	597.5	624.1	4,660.5	4,868.0
Net current assets	267.9	443.6	2,089.6	3,460.1
Total assets less current liabilities	1,630.8	1,589.4	12,720.2	12,397.3
Equity capital and reserves				
Issued capital	31.9	31.9	248.8	248.8
Reserves	262.7	19.2	2,049.1	149.8
Shareholders' equity	294.6	51.1	2,297.9	398.6
Outside interests	365.1	376.7	2,847.7	2,938.3
Non-current liabilities				
Loan capital and long-term borrowings	761.2	955.9	5,937.4	7,456.0
Deferred liabilities and provisions	100.0	88.7	780.0	691.8
Deferred tax liabilities	109.9	117.0	857.2	912.6
	971.1	1,161.6	7,574.6	9,060.4
	1,630.8	1,589.4	12,720.2	12,397.3

(i) Refer to Note 10

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY/(DEFICIT)

	Issued capital US$m	Share premium US$m	Exchange reserve US$m	Revenue reserve US$m	Total US$m
Balance at 1 January 2003, as previously reported	31.9	958.2	0.3	(1,061.6)	(71.2)
Prior year adjustments	–	–	(2.2)	47.7	45.5
As restated[(i)]	31.9	958.2	(1.9)	(1,013.9)	(25.7)
Net losses not recognized in the profit and loss statement – Exchange translation	–	–	(2.0)	–	(2.0)
Dilution of interests in a subsidiary and an associated company	–	–	0.5	4.2	4.7
Net profit for the year, as restated	–	–	–	74.1	74.1
Balance at 31 December 2003 (Restated)[(i)]	31.9	958.2	(3.4)	(935.6)	51.1
Net losses not recognized in the profit and loss statement – Exchange translation	–	–	(23.2)	–	(23.2)
Dilution and disposal of interests in subsidiary and associated companies	–	–	(33.2)	165.4	132.2
Net profit for the year	–	–	–	134.5	134.5
Balance at 31 December 2004	31.9	958.2	(59.8)	(635.7)	294.6

	Issued capital HK$m*	Share premium HK$m*	Exchange reserve HK$m*	Revenue reserve HK$m*	Total HK$m*
Balance at 1 January 2003, as previously reported	248.8	7,474.0	2.3	(8,280.5)	(555.4)
Prior year adjustments	–	–	(17.1)	372.0	354.9
As restated[(i)]	248.8	7,474.0	(14.8)	(7,908.5)	(200.5)
Net losses not recognized in the profit and loss statement – Exchange translation	–	–	(15.6)	–	(15.6)
Dilution of interests in a subsidiary and an associated company	–	–	3.9	32.8	36.7
Net profit for the year, as restated	–	–	–	578.0	578.0
Balance at 31 December 2003 (Restated)[(i)]	248.8	7,474.0	(26.5)	(7,297.7)	398.6
Net losses not recognized in the profit and loss statement – Exchange translation	–	–	(181.0)	–	(181.0)
Dilution and disposal of interests in subsidiary and associated companies	–	–	(258.9)	1,290.1	1,031.2
Net profit for the year	–	–	–	1,049.1	1,049.1
Balance at 31 December 2004	248.8	7,474.0	(466.4)	(4,958.5)	2,297.9

(i) Refer to Note 10

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December	2004 US$m	2003 (Restated)[(i)] US$m	2004* HK$m	2003* (Restated)[(i)] HK$m
Operating profit	229.6	221.0	1,790.9	1,723.8
Depreciation	54.5	54.5	425.1	425.1
Foreign exchange losses, net	33.4	10.8	260.5	84.2
Decrease/(increase) in long-term receivables and prepayments	24.5	(30.1)	191.1	(234.8)
Loss on dilution of interests in a subsidiary and an associated company	3.0	3.2	23.4	25.0
Amortization of goodwill	1.5	1.0	11.7	7.8
Gain on disposal of a discontinued operation and divestments, net	(28.1)	–	(219.2)	–
Payments in respect of deferred liabilities and provisions	(17.5)	(8.3)	(136.5)	(64.7)
(Gain)/loss on sale of property and equipment	(1.8)	0.6	(14.0)	4.7
(Gain)/loss on changes in fair value of plantations	(1.7)	25.4	(13.3)	198.1
Others	(5.9)	(19.0)	(46.0)	(148.2)
Operating profit before working capital changes	291.5	259.1	2,273.7	2,021.0
Decrease/(increase) in accounts receivable, other receivables and prepayments	29.6	(69.5)	230.9	(542.1)
Decrease in pledged deposits	1.9	21.9	14.8	170.8
(Decrease)/increase in accounts payable, other payables and accruals	(48.0)	47.4	(374.4)	369.7
(Increase)/decrease in inventories	(1.9)	51.4	(14.8)	400.9
Net cash inflow generated from operations[+]	273.1	310.3	2,130.2	2,420.3
Interest received	14.8	21.5	115.4	167.7
Interest paid	(120.8)	(124.9)	(942.2)	(974.2)
Tax paid	(41.5)	(27.6)	(323.7)	(215.3)
Net cash inflow from operating activities	125.6	179.3	979.7	1,398.5
Sale/(placement) of short-term investments	39.9	(15.8)	311.2	(123.2)
Divestments of subsidiary companies	9.1	–	71.0	–
Sale of property and equipment	7.9	0.6	61.6	4.7
Loans repaid by associated companies	0.5	2.5	3.9	19.5
Disposal of subsidiary companies	–	75.3	–	587.3
Purchase of property and equipment	(109.1)	(71.7)	(851.0)	(559.3)
Deposits for acquisition and increased investments in subsidiary companies	(39.1)	–	(305.0)	–
Acquisition of subsidiary companies	(25.6)	–	(199.7)	–
Increased investments in subsidiary companies	(16.9)	–	(131.8)	–
Continuing operations	(133.3)	(9.1)	(1,039.8)	(71.0)
A discontinued operation	15.0	(16.7)	117.0	(130.2)
Net cash outflow from investing activities	(118.3)	(25.8)	(922.8)	(201.2)
Proceeds of new borrowings	255.9	448.5	1,996.0	3,498.3
Shares issued to outside interests by a subsidiary company	0.1	5.6	0.8	43.7
Borrowings repaid	(277.6)	(528.3)	(2,165.3)	(4,120.8)
Dividends paid to outside interests by subsidiary companies	(26.5)	(50.5)	(206.7)	(393.9)
Decrease/(increase) in restricted cash	11.2	(20.4)	87.4	(159.1)
Net cash outflow from financing activities	(36.9)	(145.1)	(287.8)	(1,131.8)
Net (decrease)/increase in cash and cash equivalents	(29.6)	8.4	(230.9)	65.5
Cash and cash equivalents at 1 January	233.3	203.3	1,819.7	1,585.7
Exchange translation	(17.1)	21.6	(133.3)	168.5
Cash and cash equivalents at 31 December	186.6	233.3	1,455.5	1,819.7
Representing				
Cash and cash equivalents	186.6	233.3	1,455.5	1,819.7

(i) Refer to Note 10
+ Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.
* The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.

FIRST PACIFIC

Notes:

1. **Change in accounting policy**
[illegible]

2. **Turnover and segmental information**
[illegible]

By principal geographical market – 2003

For the year ended 31 December	The Philippines US$m	Indonesia (Restated) US$m	A discontinued operation[(i)] US$m	Head Office US$m	2003 (Restated) Total US$m	2003* (Restated) Total HK$m
Segment revenue – turnover	71.7	2,090.1	–	–	2,161.8	16,862.0
Segment assets	159.8	1,889.4	–	71.8	2,121.0	16,543.8
Associated companies	138.8	2.4	(133.2)	–	8.0	62.4
Unallocated assets					84.5	659.1
Total assets					2,213.5	17,265.3
Capital expenditure	2.0	70.6	–	–	72.6	566.3

(i) Represents Escotel, a company operating in India which was disposed during 2004

3. **Operating profit**

For the year ended 31 December	2004 US$m	2003 (Restated) US$m	2004* HK$m	2003* (Restated) HK$m
Operating profit is stated after (charging)/crediting				
Cost of inventories sold	(1,201.5)	(1,300.8)	(9,371.7)	(10,146.2)
Depreciation	(54.5)	(54.5)	(425.1)	(425.1)
Net exchange losses on monetary items	(33.4)	(10.8)	(260.5)	(84.2)
Cost of services rendered	(31.9)	(31.9)	(248.8)	(248.8)
Operating lease rentals				
– Land and buildings	(12.7)	(11.3)	(99.1)	(88.1)
– Hire of plant and equipment	(1.6)	(1.2)	(12.5)	(9.4)
– Others	(6.0)	(9.5)	(46.8)	(74.1)
Realized losses on short-term investments	(3.3)	(0.7)	(25.7)	(5.5)
Loss on dilution of interests in a subsidiary and an associated company	(3.0)	(3.2)	(23.4)	(25.0)
Amortization of goodwill (included in other operating (expenses)/income, net)	(1.5)	(1.0)	(11.7)	(7.8)
Doubtful debt provisions	(1.4)	(2.6)	(10.9)	(20.3)
Auditors' remuneration				
– Audit services	(1.4)	(1.0)	(10.9)	(7.8)
– Other services	(0.1)	(0.3)	(0.8)	(2.3)
Gain on disposal of a discontinued operation and divestments, net	28.1	–	219.2	–
Unrealized gains on short-term investments	2.2	1.8	17.2	14.0
Gain/(loss) on sale of property and equipment	1.8	(0.6)	14.0	(4.7)
Gain/(loss) on changes in fair value of plantations	1.7	(25.4)	13.3	(198.1)

4. **Net borrowing costs**

For the year ended 31 December	2004 US$m	2003 US$m	2004* HK$m	2003* HK$m
Loan capital	0.5	0.4	3.9	3.1
Bank loans and other loans	126.1	137.0	983.6	1,068.6
Total borrowing costs	126.6	137.4	987.5	1,071.7
Less interest income	(14.7)	(21.6)	(114.7)	(168.5)
Net borrowing costs	111.9	115.8	872.8	903.2

5. **Taxation**
No Hong Kong profits tax (2003: Nil) has been provided as the Group had no estimated assessable profits (2003: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary and associated companies operate.
[illegible]

6. **Profit attributable to ordinary shareholders**
[illegible]

7. **Earnings per share**
[illegible]

8. **Accounts receivable, other receivables and prepayments**
[illegible]

9. **Accounts payable, other payables and accruals**
[illegible]

10. **Prior year adjustments**
[illegible]

11. **Contingent liabilities**
[illegible]

12. **Employee information**
[illegible]

13. **Subsequent events**
[illegible]

14. **Comparative figures**
[illegible]

* The Company maintains its accounts and reports to its shareholders in United States dollars. The figures shown in Hong Kong dollars are for illustration only and are based on a fixed exchange rate of 7.8 Hong Kong dollars to one United States dollar.

REVIEW OF OPERATIONS

Below is an analysis of results by individual company.

Contribution Summary

For the year ended 31 December US$ millions	Turnover 2004	Turnover 2003	Contribution to Group profit[(i)] 2004	Contribution to Group profit[(i)] 2003 (Restated)[(ii)]
PLDT[(iii)]	–	–	125.0	76.7
Indofood	1,995.8	2,090.1	33.7	32.8
Metro Pacific	58.8	71.7	(9.4)	(7.3)
From continuing businesses	2,054.6	2,161.8	147.3	102.2
From a discontinued operation[(iv)]	–	–	1.9	0.6
From operations	2,054.6	2,161.8	149.2	102.8
Head Office items:				
– Corporate overhead			(10.0)	(8.6)
– Net interest expense			(12.6)	(9.4)
– Other income/(expenses)			0.8	(3.8)
Recurring profit			127.4	81.0
Foreign exchange losses			(15.9)	(17.3)
Non-recurring items[(v)]			23.0	10.4
Profit attributable to ordinary shareholders			134.5	74.1

(i) [illegible]
(ii) [illegible]
(iii) [illegible]
(iv) [illegible]
(v) [illegible]

During the year, the Group's turnover decreased by 5.0 per cent, to US$2,054.6 million (2003: US$2,161.8 million), principally reflecting the effect of rupiah depreciation. First Pacific's continuing business interests improved their performance in 2004, recording profit contributions totaling US$147.3 million (2003: US$102.2 million), an increase of 44.1 per cent. Recurring profit improved to US$127.4 million, from US$81.0 million in 2003, and the Group recorded US$15.9 million (2003: US$17.3 million) foreign exchange losses on its unhedged U.S. dollar denominated borrowings, largely due to a weaker rupiah and peso, and US$23.0 million of net non-recurring gains, which mainly represent gains on disposals of 49 per cent interest in Escotel and 5.1 per cent of Metro Pacific shares. First Pacific recorded an attributable profit for 2004 of US$134.5 million, a 81.5 per cent increase over 2003's attributable profit of US$74.1 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar At 31 December	2004	2003	One year change
CLOSING			
Peso	56.13	55.47	–1.2%
Rupiah	9,290	8,465	–8.9%

Exchange rates against the U.S. dollar For the year ended 31 December	2004	2003	One year change
AVERAGE			
Peso	56.12	54.58	–3.1%
Rupiah	8,978	8,572	–4.5%

In 2004, the Group recorded net exchange losses of US$15.9 million on unhedged U.S. dollar loans principally as a result of depreciation of the rupiah and peso. The exchange losses may be further analysed as follows:

US$ millions	2004	2003
Indofood	(11.9)	(3.8)
PLDT	(3.5)	(13.7)
Others	(0.5)	0.2
Total	(15.9)	(17.3)

PLDT

Philippine Long Distance Telephone Company (PLDT) is the leading telecommunications service provider in the Philippines. Through its three principal business groups – Wireless; Fixed Line; and Information and Communications Technology – PLDT offers a wide range of telecommunications services across the Philippine's most extensive fiber optic backbone, cellular, fixed line and satellite networks.

PLDT's operations are principally denominated in pesos, which averaged Pesos 56.12 (2003: 54.38) to the U.S. dollar. Its financial results are prepared under IAS from 2004 onwards and reported in pesos. First Pacific has not adopted full IAS based reporting in 2004 and its U.S. dollar based financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to PLDT's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows:

Pesos millions	2004	2003
Net income under IAS/Philippine GAAP	28,044	11,182
Preference dividends[i]	(1,529)	(1,751)
Net income attributable to common shareholders	26,515	9,431
Differing accounting treatments[ii]		
– Reclassification/reversal of non-recurring items	1,345	5,694
– Reversal of effects upon early adoption of IAS	(965)	–
– Foreign exchange accounting	–	(519)
– Others	417	(792)
Intragroup items[iii]	300	300
Adjusted net income under Hong Kong GAAP	27,614	14,114
Foreign exchange losses[iv]	813	3,056
PLDT's net income as reported by First Pacific	28,427	17,170
US$ millions		
Net income at prevailing average rates for 2004: Pesos 56.12 and 2003: Pesos 54.38	506.5	315.7
Contribution to First Pacific Group profit, at an average shareholding of 2004: 24.3% and 2003: 24.3%	123.0	76.7

(i) *First Pacific presents net income after deduction of preference dividends.*
(ii) *Differences in accounting treatment under IAS/Philippine GAAP compared with Hong Kong GAAP. The principal adjustments include:*
- *Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2004, asset impairment provisions of Pesos 1.0 billion (2003: Pesos 4.4 billion) and manpower rightsizing costs of Pesos 0.4 billion (2003: Pesos 1.8 billion) were excluded and presented separately as non-recurring items. As the Pesos 0.3 billion (2003: Pesos 4.3 billion) asset impairment provisions made by PLDT were provided by First Pacific in prior years, such provisions were reversed.*
- *Reversal of effects upon early adoption of IAS: Unlike PLDT, First Pacific has not elected to early adopt IAS in 2004. Therefore, the cumulative effects of early adopting IAS were reversed at Group level.*
- *Foreign exchange accounting: Prior to adopting IAS in 2004, PLDT is permitted to capitalize and amortize exchange differences under Philippine GAAP in 2003. Both IAS and Hong Kong GAAP require the recognition of such differences, even though unrealized, in the profit and loss statement. The adjustment in 2003 also includes the reversal of the amortization of PLDT's capitalized foreign exchange differences, as the originating exchange difference has already been written off by First Pacific.*

(iii) *These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.*
(iv) *To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.*

A Strong 2004

For 2004, PLDT recorded a contribution of US$123.0 million (2003: US$76.7 million) to the Group, an increase of 60 per cent over 2003, on record consolidated revenues of US$2.1 billion (2003: US$1.9 billion). The increase is attributable principally to the widespread success of PLDT's wireless businesses. PLDT's robust performance enabled PLDT to resume dividend payments to shareholders in May 2005, through a Pesos 14 (U.S. 25 cents) per share dividend to common shareholders. This marks the resumption of dividend payments to common shareholders since April 2001 – the last time such dividends were paid.

In 2004, the Philippine cellular market continually expanded with cellular penetration rates increasing to 39 per cent of the Philippines' 84 million population. In order to maintain its market leadership in the cellular market, PLDT capitalized on its extensive nationwide technology infrastructure and aggressively promoted new products and services. Smart and Talk 'N Text brands ended 2004 with a combined, system-wide subscriber base of 19.2 million, representing a market share of 58 per cent of the total Philippines cellular market.

PLDT's Fixed Line business held subscriber numbers steady during 2004, bucking international landline trends of declining fixed line subscriber growth. Total Fixed Line subscribers, stood at 2.2 million (2003: 2.2 million). As of year end 2004, PLDT's broadband DSL subscribers doubled to approximately 50,000 from less than 25,000 in 2003. Fixed Line's aggressive cost-control efforts and efficiency improvements reduced manpower by 826 in 2004 to 9,692 employees (2003: 10,518).

The combination of dramatic growth of PLDT's Wireless business, and steady cost control and management of its Fixed Line business resulted in an improvement in consolidated free cash flow, which grew 65 per cent in 2004 to US$664.6 million compared with US$415.6 million in 2003. Approximately US$527 million was used to pay down debt, bringing PLDT's consolidated debts to US$2.8 billion as of end-2004 (2003: US$3.4 billion).

Wireless: Dynamic Growth

The wireless landscape across the Philippines in 2004 witnessed heightened competition, which PLDT's Smart and Talk 'N Text brands addressed through defensive strategies to hold current subscribers, and the introduction of new promotions to attract new ones. The dual pronged approach resulted in wireless service turnover increasing by 25 per cent to US$1.2 billion in 2004 from US$1 billion in 2003.

Service innovation was the growth driver in 2004, as wireless companies in the Philippine sought to develop new market niches as well as stimulate usage. In August 2004 Smart launched *Smart Padala*, the world's first wireless cash remittance system, enabling overseas Filipinos in 14 countries to send money via wireless transfer on their cellular phone. Since the service's launch, over 300,000 transactions, each averaging US$100, have been effected on the service.

Smart also launched a number of new brands catering to specific market segments. *Smart Infinity*, launched in January 2004, is targeted at the highest economic demographic in the Philippines and which directly attacks the core target market of its primary wireless competitor. Smart Infinity's concierge services, attractive data plans and targeted marketing resulted in increasing Smart's market share of the postpaid segment. In May 2004, *Smart Kid* was launched – especially designed for children ages 5 to 12 years old, it is equipped with a "Family Finder" which automatically forwards the child's call to pre-assigned numbers on the phone as well as educational value-added services content.

In October 2004 Smart launched a pre-paid variation of its youth-oriented postpaid service, *Addict Mobile*, which was introduced in April 2003. *Addict Mobile Prepaid* offers a broad demographic class throughout the Philippines value-priced mobile content, multi-media SMS and other services. A prepaid version of *Smart Kid* was introduced in October 2004 as well.

Throughout 2004, Smart's GSM network was expanded to include 36 switching facilities nationwide, and base stations were extended across the Philippine archipelago to over 5,200 enabling network coverage to reach 97 per cent of the Philippine population. Consolidated capital expenditure was held at a moderate level, of US$377.1 million in 2004 (2003: US$338.4 million). Efficient use of cash resulting from rapid business growth enabled Smart to raise dividend payments to PLDT corporate to US$286.9 million in 2004 (2003: US$114.0 million).

Fixed Line: Stable and Consistent

The environment for PLDT's fixed line business remained challenging brought about by the ongoing popularity and growth of the wireless industry. Consequently, PLDT's Fixed Line service revenues realized a marginal 4.3 per cent reduction to US$802.8 million in 2004, compared with US$838.5 million in 2003, the reduction attributed mainly to lower local exchange revenues, and a decline in installation revenues due to new promotions designed to encourage organic growth.

Fixed Line management's ongoing strategy seeks to hold costs while increasing efficiencies across Fixed Line's offerings, while growing higher-margin revenue opportunities, such as data transmission, DSL, and other corporate data services. Fixed Line doubled DSL subscribers in 2004, and ended the year with approximately 50,000 subscribers, compared with less than 25,000 in 2003.

The focus on cost containment improved Fixed Line EBITDA by 16 per cent in 2004, to US$468.6 million compared with US$404.6 million in 2003. Smart's dividend payment, representing 100 per cent of that unit's 2004 earnings, enabled a US$500 million reduction of Fixed Line debt to US$1.97 billion as of end 2004.

Information and Communications Technology: Capitalizing on New Revenue Opportunities

PLDT's Information and Communications Technology arm, ePLDT, capitalized on growing international interest by American and European companies to locate call center and back-office data operations in the Philippines. The combined call centers operations of Vocativ, Parlance and Ventus more than doubled its capacity during the year from 1,250 seats in 2003 to an aggregate of 2,600 seats as of year end 2004, with an ongoing expansion that will increase seats to 3,375 by mid-2005.

ePLDT's service revenues increased 45.3 per cent in 2004 to US$35.9 million in 2004 and compared with US$24.7 million in 2003. In line to further rationalize its business holdings, ePLDT, which serves as an omnibus data services holding company of the PLDT group, provided against a non-performing investment, which caused the unit to report a loss of US$12.3 million in 2004.

2005 Outlook

PLDT's 2005 outlook remains robust, and management is committed to meeting its stated financial targets for the year. PLDT anticipates to accelerate its deleveraging program with a goal of achieving consolidated debt-to-EBITDA ratio of below 1.5 times by 2006. A four-year management incentive program was also launched in 2004, which ties performance beginning in 2004 to certain financial goals to be achieved over the next four years.

PLDT has benefited considerably from the Philippines' rapid growth in wireless communications. Realizing that new subscriber growth may slow down from previous levels, a number of strategies are under development that will seek to enhance service offerings to subscribers and generate incremental revenues. A variety of technologies and systems are presently being tested for introduction to the market in 2005, all designed to broaden and diversify further PLDT's wireless revenue base.

PLDT's Fixed Line business entered 2005 with aggressive new promotions, including a special marketing campaign designed to encourage frequent calls from PLDT landline subscribers to PLDT wireless subscribers, at advantageous flat rates. Fixed Line intends to launch a number of initiatives to further grow both the narrowband and broadband DSL subscribers of the company.

ePLDT's primary 2005 focus is to expand its call center presence across the Philippines, taking advantage of the recovering Philippine economy and increased international investor interest in the Philippines.

INDOFOOD

PT Indofood Sukses Makmur Tbk (Indofood) is the leading processed-foods group in Indonesia. Noodles, Flour and Edible Oils and Fats are the principal businesses of Indofood. It also has interests in Food Seasonings, Snack Foods, Baby Foods, Distribution and Packaging businesses.

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 8,978 (2003: 8,572) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows:

Rupiah billions	2004	2003
Net income under Indonesian GAAP	378	603
Differing accounting treatments[i]		
– Foreign exchange accounting	54	54
– Gain/(loss) on revaluation of plantations	8	(122)
– Others	(60)	(62)
Adjusted net income under Hong Kong GAAP	380	473
Foreign exchange losses[ii]	208	71
Indofood's net income as reported by First Pacific	588	544
US$ millions		
Net income at prevailing average rates for 2004: Rupiah 8,978 and 2003: Rupiah 8,572	65.5	63.5
Contribution to First Pacific Group profit, at an average shareholding of 2004: 51.5% and 2003: 51.7%	33.7	32.8

(i) *Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*
- *Gain/(loss) on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. Hong Kong GAAP requires the measurement of plantations at fair value less estimated point-of-sale costs pursuant to SSAP 36. The adjustment relates to the change in fair value of plantations during the year.*

(ii) *To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.*

Reassessment, Restructuring

Indofood recorded a contribution of US$33.7 million to the Group, an improvement of 2.7 per cent from the 2003 contribution of US$32.8 million. Turnover remained flat in local currency whilst fell a marginal 4.5 per cent in 2004 to US$2.0 billion in U.S. dollar term, compared with US$2.1 billion in 2003, as a result of a 4.5 per cent depreciation of Rupiah during the year and an increasingly competitive environment for Indofood's Noodles business group and reduced trading activities for Edible Oils and Fats business group.

At the annual general stockholder's meeting held in June 2004, Anthony Salim, presently Chairman of First Pacific, also assumed the concurrent role of President Director and Chief Executive Officer of Indofood. Management has since embarked on a program of business and market assessment, and has launched initiatives designed to increase production levels and operating efficiencies, expand cross-organizational functionality and further diversify Indofood's revenue base.

Noodles: Increasing Competition

Noodles faced considerable challenges in 2004 as competition from both domestic and foreign consumer foods companies aggressively sought to achieve market share. Nonetheless, Noodles focused on increasing product availability in more markets throughout Indonesia and consequently 2004 sales volumes increased slightly, to 9.9 billion packs sold in 2004, versus 9.8 billion packs sold in 2003. Indofood's *Indomie* and *Supermie* brands remained the top-selling noodle brands in the market, with over 100 varieties ranging from stir-fry, air-dried snack and egg-based packs. Noodles turnover in 2004 fell 5.7 per cent to US$663.0 million (2003: US$702.9 million), due to competitive pricing of product in the face of increased competition. Gross margins fell similarly, to 26.2 per cent in 2004 from 31.4 per cent in 2003, in line with management's focus on maintaining competitive pricing as a key marketing strategy. Average selling prices per pack fell Rupiah 23 in 2004, to Rupiah 556 per pack versus Rupiah 579 per pack in 2003.

A divisional review was launched in 2004, conducted at various levels throughout Noodles, designed to concentrate production in fewer, higher-production facilities, improve product offerings and enhance marketing opportunities. A comprehensive review of Noodles nationwide retail presence is also being effected, in line with an overall Indofood distribution review, in order to identify new methods and processes for increasing product delivery times to local merchants and reduce the number of days product remains in warehouses.

Flour: Significant Growth Driver

Bogasari Flour Mills expanded both market share and increased turnover in 2004 to US$814.1 million, a 14.7 per cent improvement from 2003 turnover of US$710.0 million, due primarily to a heavy promotional focus on the small and medium institutional market, as well as increasing retail sales. Bogasari management implements an innovative dual-track strategy designed to increase flour consumption across Indonesia on a retail basis, while educating institutional and commercial customers on efficient product usage. Bogasari's Cakra Kembar, Kunci Biru and Segitiga Biru brands are the leading brands in the market, holding a combined market share of approximately 60 per cent.

The increase in cost of imported wheat resulted in a reduction of gross margins to 15.1 per cent in 2004 compared with 15.6 per cent in 2003. Sales volumes of Food and Industrial Flour rose 9.1 per cent in 2004 to 2.4 million tons versus 2.2 million tons in 2003, despite an average selling price increase of 10.1 per cent.

Bogasari management is presently engaged in a distribution review concurrent with an overall Indofood distribution review to align its distribution policies and channels with Noodles and other divisions.

Edible Oils and Fats: Holding Steady

Indofood's Intiboga Sejahtera is among the largest producers of cooking oil, margarine and shortening in Indonesia, offering a wide range of both branded (Bimoli, Sunrise, Delima, Cornola among others) and non-branded products to both consumer and institutional customers throughout the country.

Turnover for Edible Oils and Fats fell 9.3 per cent in 2004, to US$571.3 million compared with US$630.2 million in 2003, due largely to a reduction of the Division's external trading activities. Oils contract trading has been relegated to servicing divisional needs only in line with Indofood's ongoing structural and business review.

Indofood remains Indonesia's largest single producer of institutional, commercial and retail food and related oils. Expanded distribution policies caused higher sales volumes in 2004, of 482 thousand tons versus 463 thousand tons in 2003, despite an increase in average selling prices for both wholesale and retail products.

Considerable new hectarage was acquired over the course of 2004 in an effort to reduce further Indofood's reliance on dollar-denominated forward contracts, and efforts were launched in 2004 to strengthen Edible Oils and Fats assets for potential production and distribution synergies with other Indofood businesses.

Others: New Opportunities

Others refers to Distribution, Food Seasonings, Baby Foods, Snack Foods and Others, which collectively improved sales performance by 2.2 per cent in 2004, to US$305.3 million compared with US$298.8 million in 2003. Baby Foods volumes decreased during the year as institutional sales contracts slowed due to a change in Government administrations and policy reviews by regulatory authorities.

2005 Outlook: Building for Tomorrow

In March 2005 Indofood entered into an agreement with global foods company Nestle S.A. to produce a variety of seasonings and sauces; Indofood will supply production facilities and technology while Nestle is expected to provide general strategic input, marketing expertise and coordination. The agreement marks the first result of the substantial structural review launched by management in mid-2004.

Management's present review and implementation of new processes and standards across the Indofood organization are designed to further professionalise management, and improve and enhance Indofood's present market position. Indofood management is committed to building a vertically integrated consumer foods company, with a diverse revenue base. With the improvement in Indonesia's macro-economic and political climate, Indofood anticipates a variety of increased organic and new revenue opportunities.

METRO PACIFIC

Metro Pacific Corporation (Metro Pacific) is a Manila, Philippines-based holding firm listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Company.

Metro Pacific's operations are principally denominated in pesos, which averaged Pesos 56.12 (2003: 54.38) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in pesos. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollars. Accordingly, certain adjustments need to be made to Metro Pacific's reported peso results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows:

Pesos millions	2004	2003
Net loss under Philippine GAAP[i]	(245)	(838)
Differing accounting treatments[ii]		
– Reclassification/reversal of non-recurring items	(726)	358
– Others	286	(168)
Intragroup item[iii]	3	151
Adjusted net loss under Hong Kong GAAP	(682)	(497)
Foreign exchange losses[iv]	17	6
Metro Pacific's net loss as reported by First Pacific	(665)	(491)
US$ millions		
Net loss at prevailing average rates for 2004: Pesos 56.12 and 2003: Pesos 54.38	(11.8)	(9.0)
Contribution to First Pacific Group profit, at an average shareholding of 2004: 79.2% and 2003: 80.6%	(9.4)	(7.3)

(i) *Metro Pacific has restated its 2003 result from a net profit of Pesos 57 million to a net loss of Pesos 838 million, which mainly reflects impairment provision for its investment in a shipping subsidiary (Pesos 0.8 billion).*
(ii) *Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:*
- *Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2004 of Pesos 0.7 billion gains (2003: losses of Pesos 0.4 billion) principally relate to the reclassification/reversal of provision releases for Metro Pacific's investment in a shipping subsidiary and gains realized from various debt reduction and restructuring exercises. The Pesos 0.8 billion impairment provision, made in 2003 for Metro Pacific's investment in a shipping subsidiary as mentioned in (i) above, was reversed as such provision had been made by First Pacific in prior years.*

(iii) *These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.*
(iv) *To illustrate the underlying operational results and profit contributions, exchange differences (net of related tax) are excluded and presented separately.*

Nearing Completion of Debt Workout

Metro Pacific contributed a loss of US$9.4 million in 2004, a 28.8 per cent increase from its 2003 contributed loss of US$7.3 million. Management's primary focus during the year was to achieve resolution for a number of debt reduction transactions, primarily conducted under asset-for-debt swaps. By the close of 2004, agreements were in place that will have reduced Metro Pacific's parent company bank debt level to US$25.2 million, and are expected that Metro Pacific's debt level will stabilize at around US$6.2 million before the end of 2005.

Metro Pacific's real estate business Landco Pacific Corporation (Landco), a specialty developer of upper-income residential estates and regional shopping centers, posted a 7.1 per cent increase in operating profit, to US$3.0 million (2003: US$2.8 million), largely due to strong lot sales at a luxury residential resort development south of Manila.

Negros Navigation Company (Nenaco) faced a compelling and difficult environment for much of 2004, during which creditor actions, unscheduled and delayed dry-dockings of various vessels, and changes in management caused turnover to fall by 26.4 per cent to US$32.1 million (2003: US$43.6 million). In March 2004, Nenaco filed for a court administered debt rehabilitation program, which was approved in October 2004. Metro Pacific undertook various initiatives to institute strict cost-controls and procurement policies throughout Nenaco, and replaced senior management with experienced shipping and marketing executives. In December 2004, Metro Pacific conducted a public tender to the remaining minority shareholders of Nenaco, which resulted in it effectively owning 99 per cent of Nenaco stock. Metro Pacific subsequently facilitated the delisting of Nenaco from the Philippine Stock Exchange, which was approved in mid-December.

During the course of 2004, Metro Pacific assumed a minority stake in Citra Metro Manila Tollway Corporation (CMMTC), a joint-venture company comprised of Philippine-Indonesian infrastructure investors. Since mid-2004, Metro Pacific has been facilitating a reorganization of the CMMTC, operator of one of Metropolitan Manila's three primary toll expressways, with a view towards creating a master plan for an integrated toll expressway crossing the heavily populated and industrializing Luzon island.

2005 Outlook

Management's focus in 2005 remains squarely on enhancing profitability of its operating businesses, and with the completion of its debt reduction program, providing new capital to accelerate growth of these and other potential new businesses. In light of these plans, First Pacific Group's shareholding in Metro Pacific was reduced to 75.5 per cent from 80.6 per cent following the disposal of 5.1 per cent of Metro Pacific shares for approximately US$8.0 million.

Metro Pacific is confident that Landco's performance will continue to steadily improve during the course of the year, and believes that the deep, structural reforms it has implemented at Nenaco will accelerate that unit's emergence from court-administered rehabilitation. Metro Pacific is increasingly exploring opportunities in the Philippine infrastructure sector generally, and in toll roads particularly.

REVIEW OF 2004 GOALS

FIRST PACIFIC

- Continue to explore value-enhancing and expansion opportunities in the region, primarily in telecoms and consumer food products
  In progress. Actively seeking and evaluating investments and expanding opportunities in line with the company's principal strategic objectives in the region.
- Further strengthening corporate governance practices
  Achieved. Mr. Graham Pickles has been appointed as an independent non-executive director and Chairman of the Audit Committee.
- Conclude disposal of interest in Escotel
  Achieved. The disposal was completed on 10 June 2004 and recorded a net gain on disposal of US$17.1 million.

PLDT

- Sustain earnings growth momentum of the PLDT Group driven by Smart, stability of PLDT's fixed line business and improved profits at ePLDT
  Achieved. Net profits of the wireless and fixed line segments improved by Pesos 17.7 billion (US$315 million) and Pesos 8.5 billion (US$151 million), respectively, while ePLDT's loss widened by Pesos 309 million (US$6 million) to Pesos 693 million (US$12 million) resulted from making a one-off impairment provision. Overall, PLDT reported record high consolidated net income of Pesos 28 billion (US$500 million).
- Continue to maximize cash flows for debt reduction
  Achieved. Consolidated free cash flow improved by 65 per cent to Pesos 37.3 billion (US$665 million); Fixed line repaid US$500 million of debt which was 43 per cent ahead of target.
- Be in a position to restore dividends to common shareholders in 2005
  Achieved. Declared common dividend of Pesos 14 per share on 12 May 2005, representing 10 per cent of the normalized net income attributable to common shareholders for the year ended 31 December 2004.

INDOFOOD

- Maintain market leadership position
  Achieved. Noodles, flour and edible oils and fats divisions maintained their market leadership positions, remained the principal revenue contributors and accounted for 85 per cent of the consolidated sales of Rupiah 17.9 trillion (US$2.0 billion).
- Continue to focus on branded products, grow revenue through domestic, regional and international business development
  Achieved. Sales volume of branded cooking oils increased by 7 per cent to 310 thousand tons. Indofood was able to sustain consolidated net sales of Rupiah 17.3 trillion in a fiercely competitive environment.
- Redevelop business strategy with reorganized management teams
  Achieved. A reorganized management team lead by Anthoni Salim, President Director and CEO, developed strategies to improve Indofood's operations by streamlining supply, value and process chains, to strengthen its distribution networks and to leverage strong brands to maintain market leadership and to accelerate organic growth.

METRO PACIFIC

- Substantially complete development plans for Metro Pacific's property portfolio, in particular the 10-hectare property in the Bonifacio Global City
  The 10-hectare property in the Bonifacio Global City was used to settle Pesos 2.1 billion (US$37 million) principal debt owed to Metropolitan Bank and Trust Company, which in turn strengthened the balance sheet and significantly reduced interest expenses going forward.
- Enhance and expand Landco offerings while improving profitability
  Achieved. Terrazas de Punta Fuego, Leisure Farms and Ponderosa projects recorded strong sales performance. Profit improved by 26 per cent to Pesos 73 million (US$1.3 million).

GOALS FOR 2005

FIRST PACIFIC

- Improve share price performance
- Continue to evaluate value-enhancing opportunities in the region that have potential to provide synergies with the existing operations principally in the telecommunications, consumer food products, property and infrastructure sectors
- Raise funds and financing for the expansion opportunities
- Continue to enhance recurrent profits and cash flow
- Pay dividends to shareholders in respect of the 2005 financial year, subject to continued strong performance by PLDT and Indofood

PLDT

- Continue to reduce debts by US$500 million and increase dividends to common shareholders to a minimum of 15 per cent of 2005 earnings per share
- Maintain market leadership by introducing more product innovations
- Commence the upgrade to an IP-based network and increase broadband capabilities
- Develop bundled products and services across the fixed line, wireless and information and communications technology business groups

INDOFOOD

- Continue to maintain market leadership position
- To enhance shareholders' value through separately listing the Bogasari flour division
- Continue to focus on implementing Indofood's business strategy, cut costs, increase distribution efficiency, as well as streamline product lines and business processes
- To manage foreign currency exposure by reducing foreign currency borrowings
- Explore expansion opportunities in the Asian consumer food products industry and leverage potential synergies with Indofood

METRO PACIFIC

- Continue to explore investment opportunities in property and infrastructure sectors
- Complete debt reduction program and significantly reduce contingent liabilities
- Position Landco for new growth by participating in provincial shopping centers and hotel management businesses
- Implement the rehabilitation plan for Nenaco

FINANCIAL REVIEW

In this section, the financial information of PLDT (an associated company of the Group), are extracted from its published 2004 audited financial statements prepared on the basis of full adoption of IAS in 2004 and are presented for information only.

LIQUIDITY AND FINANCIAL RESOURCES

GROUP NET DEBT AND GEARING

An analysis of net debt and gearing for consolidated and associated companies follows.

Consolidated

US$ millions	Net debt[i] 2004	Net assets/(liabilities) 2004	Gearing[ii] (times) 2004	Net debt[i] 2003 (Restated)	Net assets/(liabilities) 2003 (Restated)	Gearing[ii] (times) 2003 (Restated)
Head Office	103.3	838.7	0.12x	96.9	813.4	0.12x
Indofood	705.3	592.0	1.19x	713.3	569.7	1.25x
Metro Pacific	45.7	(13.8)	–	97.5	(32.7)	–
Consolidated before goodwill reserve	854.3	1,416.9	0.60x	907.7	1,350.4	0.67x
Goodwill reserve	–	(757.2)	–	–	(872.6)	–
Consolidated after goodwill reserve	854.3	659.7	1.29x	907.7	477.8	1.12x
Associated						
PLDT	2,169.4	864.3	2.51x	2,869.3	386.5	7.42x

(i) *Includes restricted cash and pledged deposits*
(ii) *Calculated as net debt divided by net assets*

- Head Office's gearing was broadly the same as last year's.
- Indofood's gearing declined mainly because of profits enhanced net assets.
- Metro Pacific's net debt reduced substantially mainly because of debt reduction efforts.
- PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced net assets.

MATURITY PROFILE

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	2004	2003
Within one year	288.9	207.4
One to two years	182.8	209.6
Two to five years	561.5	703.3
Over five years	17.1	43.0
Total	1,050.3	1,163.3

The Group's debt maturity profile as 31 December 2004 was shortened as compared to that at 31 December 2003 mainly because of reclassification of Indofood's Rupiah 1 trillion (US$107.6 million) bonds due in 2005 and Head Office US$144.6 million debts due in 2006.

Associated

US$ millions	PLDT 2004	PLDT 2003 (Restated)
Within one year	500.4	467.6
One to two years	460.7	543.7
Two to five years	894.0	1,145.4
Over five years	987.0	1,204.2
Total	2,842.1	3,360.9

PLDT's debt maturity profile were stated at nominal values.

CHARGES ON GROUP ASSETS

At 31 December 2004, certain bank and other borrowings were secured by the Group's property and equipment, accounts receivable and inventories equating to a net book value of US$44.8 million (2003: US$75.8 million). Apart from these, the Head Office's US$112.6 million bonds (net of US$0.4 million of unamortized issuance discount) and US$32.0 million bank loan, were secured by the Group's 51.5 per cent and 3.2 per cent interests in Indofood and PLDT, respectively.

FINANCIAL RISK MANAGEMENT

FOREIGN CURRENCY RISK

(A) Company risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Company's net asset value (NAV) relate to investments denominated in the peso or rupiah. Accordingly, any change in these currencies, against their respective 31 December 2004 exchange rates, would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Company's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[i] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	10.0	2.45
Indofood	3.8	0.93
Total	13.8	3.38

(i) *Based on quoted share prices as at 31 December 2004 applied to the Company's economic interest*

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollar.

NET DEBT BY CURRENCY

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	Total
Total borrowings	465.3	50.1	534.7	–	1,050.1
Cash and cash equivalents[i]	(65.5)	(6.9)	(122.3)	(1.1)	(195.8)
Net debt	399.8	43.2	412.4	(1.1)	854.3
Representing:					
Head Office	106.9	(2.5)	–	(1.1)	103.3
Indofood	292.9	–	412.4	–	705.3
Metro Pacific	–	45.7	–	–	45.7
Net debt	399.8	43.2	412.4	(1.1)	854.3
Associated					
PLDT	2,238.9	(186.6)	–	117.1	2,169.4

(i) *Includes restricted cash and pledged deposits*

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	Group profit effect[i]
PLDT	2,238.9	957.8	1,281.1	12.8	2.1
Indofood	292.9	250.0	42.9	0.4	0.2
Head Office[ii]	106.9	–	106.9	–	–
Total	2,638.7	1,207.8	1,430.9	13.2	2.3

(i) *Net of tax effect*
(ii) *As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure*

INTEREST RATE RISK

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[i]	Net debt
Head Office[ii]	144.6	–	(41.3)	103.3
Indofood	655.4	200.0	(150.1)	705.3
Metro Pacific	30.0	20.1	(4.4)	45.7
Consolidated	830.0	220.1	(195.8)	854.3
Associated				
PLDT	1,841.7	814.4	(486.7)	2,169.4

(i) *Includes restricted cash and pledged deposits*
(ii) *A wholly owned subsidiary of the Company has entered into an interest rate swap agreement which effectively changed its US$32.0 million bank loan from a LIBOR-based variable interest rate to fixed interest rate.*

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	Group profit effect[i]
Indofood	200.0	2.0	0.7
Metro Pacific	20.1	0.2	0.1
PLDT	834.4	8.1	1.3
Total	1,054.5	10.3	2.1

(i) *Net of tax effect*

ADJUSTED NAV PER SHARE

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions	Basis	2004	2003
PLDT	(i)	999.0	720.7
Indofood	(i)	378.6	415.5
Escotel		–	15.5
Head Office – Net debt		(103.3)	(96.9)
Total valuation	(ii)	1,274.3	1,054.8
Number of ordinary shares in issue (millions)		3,186.0	3,186.0
Value per share			
– U.S. dollar		0.40	0.33
– HK dollars		3.12	2.58
Company's closing share price (HK$)		2.08	1.69
Share price discount to HK$ value per share (%)		33.3	34.5

(i) *Based on quoted share prices as at 31 December 2004 and 31 December 2003 applied to Company's economic interest*
(ii) *No value has been attributed to the Group's investment in Metro Pacific or Mobile-8*

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

COMPLIANCE WITH CODE OF BEST PRACTICE

The Company has complied throughout the year with the Company's Code of Best Practice, which incorporates the items set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited.

In compliance with rules 3.10(1) and (2) of the Listing Rules, Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, was appointed as the third Independent Non-executive Director and the third member and Chairman of the Audit Committee. The Audit Committee is currently composed of three independent Non-executive Directors and is in compliance with rule 3.21 of the Listing Rules. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, in order to protect the interests of the Company and its shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues.

Having made specific enquiry, all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

AUDIT OPINION

The auditors have expressed an unqualified opinion on the Group's financial statements for the year ended 31 December 2004 in their report dated 14 March 2005.

REVIEW STATEMENT BY THE AUDIT COMMITTEE

The Audit Committee has reviewed the 2004 annual results, including the accounting principles and practices adopted by the Group.

EARLY ADOPTION OF NEW DISCLOSURE REQUIREMENTS

The Company has chosen to early adopt the new disclosure requirements in respect of the annual results announcement as set out in the Listing Rules paragraph 45 of Appendix 16.

FINAL DIVIDEND

The Directors do not recommend the payment of a final dividend for 2004 (2003: Nil).

ANNUAL REPORT

The 2004 Annual Report will be sent to shareholders before the end of April 2005.

On behalf of the Board of Directors
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

14 March 2005

As at the date of this announcement, the Board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
His Excellency Albert F. del Rosario
Edward K. Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W. C. Tang*, *OBE, Chevallier de l'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

FIRST PACIFIC